Exhibit 99.1

[Letterhead of BASF]

News Release

BASF Makes All-Cash Proposal To Acquire Engelhard

•     BASF Intends To Offer US$37.00 Per Share For a Total of US$4.9 Billion

•     Acquisition Would Make BASF a Leading Provider in the Global Catalyst Business

Ludwigshafen, Germany, January 3, 2006 — BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN), the world’s leading chemical company, has made an all-cash proposal to acquire all outstanding shares of common stock of Engelhard Corporation (NYSE: EC), Iselin, New Jersey, USA, a Fortune 500 company and leading supplier of goods for catalysis and surface finishing, for US$37.00 per share or an aggregate of US$4.9 billion. This price represents a 23% premium above the December 20, 2005 closing price of Engelhard’s stock of US$30.05 and a 30% premium over Engelhard’s 90-day average share price (VWAP) of US$28.42 as of December 20, 2005. This price also represents a premium to Engelhard’s 2005 year-end closing price of US$30.15 and to the four-year-high closing price of US$32.49 achieved on July 14, 2004.

By acquiring Engelhard, BASF would become a leading provider worldwide in the dynamically growing catalyst market. “Engelhard is an excellent enhancement for the BASF portfolio,” said Dr. Jürgen

Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft.  “By combining the R&D activities of both companies, BASF would create a unique global technology platform for catalysts and open up further growth and innovation potential.”

The proposal reflects what BASF believes is an opportunity for significant value for Engelhard’s stockholders: a robust premium over Engelhard’s current stock price; and a fully financed, all-cash transaction, with no significant regulatory hurdles anticipated based on present knowledge.

“We believe that our all-cash proposal provides a compelling opportunity to achieve significant value for Engelhard’s stockholders,” said Dr. Hambrecht. “We hope that Engelhard’s Board and management will recognize this opportunity as well as the benefits for Engelhard’s employees. We look forward to continuing and strengthening business relations with Engelhard’s customers.”

BASF has made efforts to negotiate a friendly transaction with Engelhard’s Board of Directors and management. BASF has said that its team is prepared to meet with the Engelhard team to see whether Engelhard can demonstrate value in addition to that discernible from the publicly available information that might enable BASF to increase the price that it proposes to pay for Engelhard by US$1.00 per share. These efforts have been rebuffed. Following Engelhard’s refusal to enter into a dialogue with BASF, BASF earlier today sent the following letter to Engelhard’s Board of Directors:

January 03, 2006

Board of Directors of Engelhard Corporation

101 Wood Avenue

Iselin, NJ 08830-0770

U.S.A.

Attention: Mr. Barry W. Perry, Chairman of the Board

Dear Sirs:

We appreciate having had the opportunity to meet with Mr. Perry on December 21, 2005.  We also appreciate the conversations Mr. Perry and Dr. Hambrecht have had since their initial meeting, as well as the fact that you have met during the holiday season.

However, we are disappointed that you and Engelhard’s management refuse to meet with us to further discuss our proposal to acquire Engelhard and, in particular, that you refuse to share with us information that may enable us to increase the price we propose to pay for Engelhard’s shares.  We have clearly indicated to Mr. Perry that we would be prepared to raise our current offer price by as much as $1.00 per share if he agrees to meet with us and the information provided supports such an increase.  In the absence of such additional information, we are unable to improve our original offer of $37.00 per share.

As we have said, we believe our current proposal presents your stockholders with a compelling opportunity for significant value increase for their Engelhard shares. Given your position, we see no alternative but to take our proposal directly to your stockholders.

We intend, in the near future, to commence a tender offer to purchase all of the outstanding shares of Engelhard for $37.00 per share in cash.  In addition, to support our offer, we plan to nominate candidates for election to Engelhard’s Board of Directors.

The following are the principal terms of our proposal:

Price and Structure:  BASF Aktiengesellschaft proposes to acquire Engelhard through an all cash transaction at a price of $37.00 per share of Engelhard stock, or an aggregate of approximately $4.9 billion for the fully diluted equity of Engelhard.  This price represents a 23% premium above the December 20, 2005 closing price of Engelhard stock of $30.05 (the day before the initial meeting of Mr. Perry and Dr. Hambrecht) and a 30% premium over Engelhard’s 90-day average share price on December 20, 2005 of $28.42. This price also represents a premium of 23% to Engelhard’s 2005 year end closing price of $30.15, and a significant premium to the four-year high closing price of $32.49 achieved on July 14, 2004.

Consummation of our offer would be subject to the satisfaction of customary conditions, including the tender of a majority of Engelhard’s shares on a fully diluted basis, the absence of a material adverse effect on Engelhard and the necessary actions of Engelhard’s board of directors to render Engelhard’s poison pill and Article Seventh of its Certificate of Incorporation inapplicable to the transactions we propose.  The tender offer would be followed by a second step merger in which the holders of all remaining Engelhard shares would receive the same consideration of $37.00 per share in cash.

Regulatory:  Our legal advisors and we have reviewed the potential regulatory issues raised by a combination of our various businesses and believe that the transaction will not raise any material issues with the regulatory authorities in the United States, Europe or elsewhere.  We are confident that any regulatory approvals that we do need would be obtained quickly.

Financing:  Our proposal is not subject to any financing condition.  We are an AA rated company with sufficient cash and financing flexibility to fully fund the proposed transaction.

Board Approval:  Our proposal has been approved by both our Management Board and our Supervisory Board.

Although we are being forced to take our proposal directly to your stockholders, it remains our strong preference to work with you towards a negotiated transaction. As we have said, we are prepared to meet with you and Mr. Perry at any time to discuss our proposal.  In particular, as Dr. Hambrecht proposed, we are prepared to meet with Mr. Perry immediately to see whether he can demonstrate value in addition to that discernible from our current information that might enable us to increase the price that we propose to pay for Engelhard by $1.00 per share.

We hope that you will decide to enter into a constructive dialogue regarding our proposal.  We are confident that, if we work together, we can quickly consummate a transaction that is in the best interests of the stockholders of both our companies.

We are at your disposal to discuss any aspect of our proposal.

Sincerely,

BASF Aktiengesellschaft

Hambrecht                             Bock

BASF expects to commence a tender offer for all of Engelhard’s shares of common stock shortly, which will be filed with the Securities and Exchange Commission (SEC) together with all relevant tender offer documentation. The offer will be subject to customary conditions, including that a majority of Engelhard’s shares of common stock, on a fully diluted basis, are tendered into BASF’s offer, and that Engelhard’s board takes all necessary actions to make its shareholder rights plan and the supermajority voting provisions in its certificate of incorporation inapplicable to BASF’s offer.  BASF’s proposal is not subject to any financing condition.

BASF will host a conference call for analysts, investors and media today, January 3, 2006, from 11:30 AM to 1.00 PM EST/5:30 to 7:00 PM CET. During this conference call, journalists will be able to ask questions from 12:30 PM EST/6:30 PM CET onwards.  You may participate in this call by using one of the following dial-in numbers:

+1 866 291 4166 (USA);

+44 207 107 0611 (UK);

+49 69 22222 0593 (Germany)

BASF’s Chairman of the Board of Executive Directors, Dr. Jürgen Hambrecht, and BASF’s Chief Financial Officer, Dr. Kurt Bock, will host this call. In addition, the call can be accessed on the Internet at www.basf.com/share.

A webcast of the call will be available after the conference call and can be accessed at www.basf.com/share.

Lehman Brothers is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to BASF on the proposed transaction.

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF’s intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than €37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. The proposed tender offer for the outstanding shares of Engelhard common stock described in this press release has not commenced.  Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) filed with the Securities and Exchange Commission (“SEC”). Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety when they become available because they will contain important information. Engelhard stockholders may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the SEC. We do not assume any obligation to update the forward-looking statements contained in this press release.

January 3, 2006

P 081e

Michael Grabicki

Tel.           +49 621 60-99938

Cell:          +49.172.749.18.91

Fax           +49 621 60-92693

Michael.grabicki@basf.com

US-contact:

Timothy Andree

Phone:    973 245-6078

Cell         973 519-5195

Fax          973 245-6715

andreet@basf.com

BASF Aktiengesellschaft

67056 Ludwigshafen, Germany

Phone:+49 621 60-0

http://www.basf.com

Corporate Media Relations

Phone: +49 621 60-20710

Fax::    +49 621 60-92693

presse.kontakt@basf.com